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                                  EXHIBIT (B)

March 1, 2000
Thermo Instrument Systems Inc.
81 Wyman Street
Waltham, MA 02454
Attn: Earl R. Lewis

Dear Earl:

     Reference is made to Thermo Instrument's proposed acquisitions of the minority interest investment in each of its majority owned subsidiaries, ThermoQuest Corporation, Thermo Optek Corporation, Thermo BioAnalysis Corporation, Metrika System Corporation and ONIX Systems Inc. In connection with those transactions, Thermo Electron Corporation intends to loan Thermo Instrument up to $400,000,000 for the acquisition of such interests in each of ThermoQuest Corporation, Thermo Optek Corporation, Thermo BioAnalysis Corporation, Metrika System Corporation and ONIX Systems Inc. This loan will be available at an interest rate equal to the 30-day Dealer Commercial Paper Rate plus 150 basis points, set at the beginning of each month, provided such rate shall be reduced to the Dealer Commercial Paper Rate plus 50 basis points to the extent of any funds invested by Thermo Instrument's majority owned subsidiaries in Thermo Electron's cash management arrangement. Interest will be due and payable on a monthly basis and the loan will be payable in full on September 1, 2000. If these terms are acceptable to you, please sign the letter as indicated below to evidence your acceptance of the terms.

                                            Sincerely,

                                            THERMO ELECTRON CORPORATION

                                            /s/ THEO MELAS-KYRIAZI
                                            ------------------------------------
                                            Theo Melas-Kyriazi
                                            Vice President and Chief Financial
                                            Officer

ACCEPTED AND AGREED TO:

THERMO INSTRUMENT SYSTEMS INC.

/s/ EARL R. LEWIS
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Earl R. Lewis
President and CEO